SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, April 6, 2022 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4 e NYSE: GOL) (“Company”), pursuant to Article 30, item XXXII, of the Normative Ruling No. 480 issued by the Brazilian Securities and Exchange Commission, on December 07th, 2009, as amended (“ICVM 480/2009”), informs its shareholders and the market in general, as required by Appendix 30-XXXII of ICVM 480/2009, regarding the Company’s capital increase, approved by the Board of Directors at a meeting held on April 6, 2022, under the limit of the authorized capital, due to the exercise of stock options by the beneficiaries of the Company’s Stock Option Plan.

A.        INCREASE OF CAPITAL STOCK BY PRIVATE SUBSCRIPTION IN THE SCOPE OF THE STOCK OPTION PLAN

I.	Date of the Shareholders’ General Meeting when the Stock Option Plan Was Approved:

The Company’s Stock Option Plan was approved during the Extraordinary Shareholders’ Meeting of the Company held on October 19th, 2012 and amended on July 30th, 2020.

II.	Capital Increase Amount and New Capital Stock:

The total amount of the Company’s capital stock increase is of three hundred and forty-one thousand, nine hundred and twenty-nine reais and seventy-two cents (BRL 341,929.72).

Due to the aforementioned increase, the Company's capital stock raise FROM four billion, one hundred and ninety-six million, nine hundred and fifty-nine thousand, one hundred and forty-two reais and eighty-eight cents (BRL 4,196,959,142.88), divided into three billion, one hundred and seventy-eight million, seventy-nine thousand, five hundred and ninety-six (3,178,079,596) shares, being two billion, eight hundred and sixty three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) common shares and three hundred and fourteen million, three hundred and ninety-six thousand, eight hundred and eighty-six (314,396,886) preferred shares, all registered and without par value, TO four billion, one hundred and ninety-seven million, three hundred and one thousand, seventy two reais and sixty cents (BRL 4,197,301,072.60), divided into three billion, one hundred and seventy-eight million, one hundred and twenty thousand, one hundred and nine (3,178,120,109) shares, being two billion, eight hundred and sixty three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) common shares and three hundred and fourteen million, four hundred and thirty-seven thousand, nine hundred and ninety-nine (314,437,399) preferred shares, all registered and without par value.

III.	Number of Issued Shares Considering Each Type and Class:

Forty thousand, five hundred and thirteen (40,513) new preferred shares, registered and with nonpar value were issued, all with rights and prerogatives identical to the Company’s preferred shares formerly issued, including potential dividends and/or interests on capital that may happen to be distributed (“Issued Shares”).

IV.	Issue Price of the New Shares:
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The issuance price of the Issued Shares was of eight reais and forty-four cents (BRL 8.44) for each share.

V.	Price of Each One of the Types and Classes of Shares Issued by the Company in the Markets Where They Are Negotiated:

a)	Minimum, Medium and Maximum Price of the Last three (3) years:

	2021	2020	2019
Minimum Stock Price	BRL 14.58	BRL 5.60	BRL 20.09
Maximum Stock Price	BRL 28.75	BRL 39.05	BRL 44.62
Average Stock Price	BRL 21.42	BRL 20.60	BRL 30.96

b)	Minimum, Medium and Maximum Price on Each Quarter of the Last Two (2) Years:

2020	1º Quarter	2º Quarter	3º Quarter	4º Quarter
Minimum Stock Price	BRL 5.60	BRL 9.47	BRL 16.47	BRL 15.62
Maximum Stock Price	BRL 39.05	BRL 23.99	BRL 21.95	BRL 27.94
Average Stock Price	BRL 27.68	BRL 13.97	BRL 19.05	BRL 21.71

2021	1º Quarter	2º Quarter	3º Quarter	4º Quarter
Minimum Stock Price	BRL 18.83	BRL 21.64	BRL 16.60	BRL 14.58
Maximum Stock Price	BRL 26.20	BRL 28.75	BRL 23.72	BRL 21.88
Average Stock Price	BRL 22.86	BRL 24.64	BRL 20.41	BRL 17.77

c)	Minimum, Medium and Maximum Price on Each Month of the Last Six (6) Months:

	March/22	Feb/22	Jan/22	Dec/21	Nov/21	Oct/21	Sep/21
Minimum Stock Price	BRL12.28	BRL 16.41	BRL 14.86	BRL 14.58	BRL 14.72	BRL 15.18	BRL 18.30
Maximum Stock Price	BRL17.48	BRL 19.92	BR L 18.4	BRL 20.05	BRL 18.79	BRL 21.88	BRL 22.22
Average Stock Price	BRL15.15	BRL 18.20	BRL 16.59	BRL 17.64	BRL 16.77	BRL 18.90	BRL 20.02

d)	Medium Price of the Last Ninety (90) days:

Average	R$ 16.65
2

VI.	Percentage of Potential Dilution Resultant of the Issuance:

The percentage of the dilution due to the increase of capital hereby informed is of de 0,00424%%

****

Investor Relations ri@voegol.com.br www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft.

GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer